Exhibit 99.9

KOITO MANUFACTURING CO., LTD. Sumitomo Fudosan Osaki Twin Bldg. East, 5-1-18, Kitashinagawa, Shinagawa-ku, Tokyo 141-0001, JAPAN	TEL : (81)3-3447-5141 FAX : (81)3-3447-1530

Members of the Special Committee Cepton, Inc. 399 West Trimble Road San Jose, CA 95131 Attention: Dr. Jun Ye, Lead Independent Director

December 21, 2023

Re: Preliminary Indication of Interest Regarding Potential Transaction

Dear Members of the Special Committee:

We understand that Cepton, Inc. (“Cepton”) has formed a special committee (the “Special Committee”) to consider a possible proposal for a strategic transaction by Koito MANUFACTURING CO., LTD (“Koito”). We are hereby pleased to submit our non-binding, preliminary indication of interest (this “Indication of Interest”) regarding a potential take-private of Cepton (the “Potential Transaction”) on the terms described below.

As an existing and long-term investor of Cepton, we admire the business and its management team. We believe that we are particularly well-suited to support Cepton to achieve its long-term strategic goals. We look forward to being a partner to position Cepton for long-term success notwithstanding recent headwinds.

Further, it is our expectation that the Special Committee, fully empowered and comprised of independent and disinterested directors, will consider the Potential Transaction and make a recommendation to Cepton’s Board of Directors.

We envision the following terms for the Potential Transaction:

1.	Acquisition: Koito would acquire 100% of the outstanding shares of Cepton not already owned by us or the Rollover Participants (as defined below) for an all-cash purchase price of $3.17 per share. We believe this proposal provides compelling value for Cepton’s shareholders in that it represents a premium of 5% to Cepton’s closing share price of $3.02 as of December 19, 2023. Furthermore, the all-cash nature of our proposal would provide Cepton’s shareholders with certainty of value, eliminating exposure to risks about the future growth, profitability and financial stability of Cepton.

2.	Rollover: Dr. Jun Pei and possibly certain other executive officers of Cepton (the “Rollover Participants”) would roll over (the “Rollover”) all of their outstanding shares of common stock of Cepton. Koito believes that the Rollover is critical to the success of the Potential Transaction and, therefore, agreement on the Rollover by the Rollover Participants is a condition to signing of the Potential Transaction.

3.	Financing: The Potential Transaction would not be subject to any financing condition and the Potential Transaction would be funded by Koito’s cash on hand. Koito’s consolidated cash balance as of September 30, 2023 was ¥287.3 billion (approximately $1.9 billion).

4.	Due Diligence: The Potential Transaction is subject to due diligence relating to Cepton. We are prepared to move forward with our review immediately, and we believe a focused and concise diligence process can be concluded within six weeks.

5.	Key Employees: We believe that, in addition to the Rollover, the continued retention and support of the Rollover Participants as well as other key employees are critical to the success of the Potential Transaction. Before we enter into a definitive agreement with Cepton in connection with the Potential Transaction, we would expect the Rollover Participants, as well as any other key employees we identify as critical to Cepton’s continued success, to enter into appropriate employment and incentive agreements on mutually acceptable terms and conditions.

6.	Definitive Agreement: The Potential Transaction would be subject to the negotiation and execution of a definitive agreement with Cepton in form and substance satisfactory to Koito. The definitive agreement with Cepton will contain customary terms and conditions, including approval of the Potential Transaction by a simple majority of the outstanding shares of Cepton. We would expect the Rollover Participants and/or certain other principal shareholders of Cepton to enter into customary support agreements with respect to the Potential Transaction concurrently with the definitive agreement with Cepton.

7.	Approval: We have obtained approval for the submission of this Indication of Interest from our board of directors. To execute any definitive agreements, the approval of our board of directors will be required, which we expect will be forthcoming upon the successful completion of a due diligence review and finalization of the documentation. Approval by Koito’s shareholders will not be a condition to the Potential Transaction.

8.	Interim Financing: We are willing to provide interim financing prior to the closing of the Potential Transaction, to the extent required by Cepton to ensure the smooth operation of its business, on mutually acceptable terms and conditions.

9.	Contact Information: We have engaged SMBC Nikko Securities Inc. as our financial advisor and Davis Polk & Wardwell LLP and Nishimura & Asahi (Gaikokuho Kyodo Jigyo) as our legal advisors in connection with the Potential Transaction. Should you need to contact our advisors, you may reach out to the following individuals:

SMBC Nikko Securities Inc. [ ]	SMBC Nikko Securities America, Inc. [ ]
Davis Polk & Wardwell LLP [ ]	Nishimura & Asahi (Gaikokuho Kyodo Jigyo) [ ]

We also wish to emphasize that, in our capacity as a stockholder of Cepton, we are only interested in acquiring the shares of Cepton that we or the Rollover Participants do not currently own, and accordingly we have no interest in (and would not as a stockholder support or consent to) a disposition or sale of our holdings in Cepton or any alternative change of control transaction involving Cepton.

To ensure that Cepton’s and our respective shareholders are fully informed about this Indication of Interest, in addition to complying with our disclosure obligations, our intention is to amend our Schedule 13D filing with the U.S. Securities and Exchange Commission with respect to shares of Cepton owned by us and publicly release the text of this letter.

This Indication of Interest is an expression of our interest and does not constitute an agreement with Cepton. This Indication of Interest shall be non-binding on the parties. The terms of any binding agreement would be set forth only in definitive documentation in form and substance satisfactory to the parties thereto and executed and delivered by them.

We look forward to receiving your response to this Indication of Interest.

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Yours sincerely,

KOITO MANUFACTURING CO., LTD.

By:	/s/ Michiaki Kato
Name:	Michiaki Kato
Title:	President and COO

[Signature page to Indication of Interest]